EXCELLENCE

Adit Laixuthai, Ph.D.
First Senior Vice President

RECEIVED
2008 MAR -5 A 8:11
OFFICE OF INTERNATIONAL CORPORATE FINANCE

ธนาคารกสิกรไทย
KASIKORNBANK 泰华农民银行

Ref No. OS.071/2008

12g3-2(b) File No.82-4922

March 4, 2008

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

U.S.A.

08001092

SUPPL

Dear Sirs:

We are transmitting herewith, in accordance with our undertakings pursuant Rule 12g3-2 (b) under the United States Securities Exchange Act of 1934, an English language summary of certain information that is being made public in Thailand.

Please arrange for the attached to be placed in our Rule 12g3-2 (b) "file" with the Commission.

Yours sincerely,

Adit Laixuthai

Mar 4, 08

PROCESSED
MAR 10 2008
THOMSON FINANCIAL

3/6

EXCELLENCE

ธนาคารกสิกรไทย
KASIKORNBANK 泰华农民银行

Adit Laixuthai, Ph.D.
First Senior Vice President

Ref. OS. 070/2008

March 3, 2008

To : The President
The Stock Exchange of Thailand

Subject : Notice of the General Meeting of Shareholders

Please refer to the resolution of the Board of Directors Meeting of KASIKORNBANK PUBLIC COMPANY LIMITED No.2/2551 on February 28, 2008 to hold the General Meeting of Shareholders No.96 on Thursday, April 3, 2008 at 1400 hours at the Bank's Head Office to consider matters as detailed in the previous notification.

The Notice of the General Meeting of Shareholders No.96 and all supporting documents are now completed, and uploaded on the Bank's website since March 3, 2008. Said Notice and its documents will be sent to the shareholders whose names appeared in the Register of Shareholders on March 13, 2008 at 1200 hours.

Please be informed accordingly.

Yours sincerely,

Adit Laixuthai

Mar 3, 08

Shareholder Services Unit
Office of Corporate Secretary
Tel. 0 2470 2663 - 7

R. Peerasak

END